Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Filer: Osprey Technology Acquisition Corp.

Commission File No.: 001-39113

Subject Company: Osprey Technology Acquisition Corp.

This filing relates to the proposed merger involving Osprey Technology Acquisition Corp. with BlackSky Holdings, Inc., pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 17, 2021, by and among Osprey Technology Acquisition Corp., Osprey Technology Merger Sub, Inc. and BlackSky Holdings, Inc.

The following information was made available to certain BlackSky partners and customers on February 18, 2021:

BlackSky

Partner / Customer Communications

Memo to Customers / Partners Regarding Contemplated Business Transaction

When: Thursday, February 18

From: Brian O’Toole

To: All Commercial Partners

Subject: Memo re: BlackSky Contemplated Business Transaction

Valued Partner,

I am writing to you to share some exciting news about BlackSky. In a press release issued today, we announced that BlackSky intends to list on the New York Stock Exchange through a business combination with Osprey Technology Acquisition Corp. (NYSE: SFTW). The transaction will help BlackSky expand its small satellite constellation and accelerate penetration of the commercial market.

Upon the successful close of the transaction expected in July 2021, we will continue to be named “BlackSky,” but will trade on the New York Stock Exchange under the ticker symbol “BKSY” as a public company.

This transaction fully funds our growth plans and accelerates our vision of providing our customers with a first to know advantage. BlackSky has five satellites in commercial operation and is scheduled to add an additional nine satellites to its constellation in 2021. Ultimately, BlackSky seeks to establish a constellation of 30 high resolution multi-spectral satellites capable of monitoring locations on Earth every 30 minutes, day or night. We expect to use our increased capital to extend our AI/ML analytics platform, expand our small satellite constellation, add additional sensors and data feeds to our network and accelerate our penetration of the commercial market.

We will remain focused on execution and operational excellence as we continue to serve our strategic partners and customers.

Thanks for being a great partner. If you have any questions, please don’t hesitate to contact me.

Sincerely,

Brian O’Toole

Chief Executive Officer of BlackSky

Customer / Partner Talking Points

•	BlackSky and Osprey Technology Acquisition Corp. today announced that they have entered into a business combination agreement.

•	Upon the successful close of the transaction expected in July 2021, the newly combined company is expected to be listed on the NYSE under the new ticker symbol “BKSY.”

•	The transaction will help BlackSky expand the company’s small satellite constellation and to accelerate penetration of the commercial market.

•

BlackSky has five satellites in commercial operation and is scheduled to add an additional nine satellites to its constellation in 2021. Ultimately, BlackSky seeks to establish a constellation of 30 high resolution multi-spectral satellites capable of monitoring locations on Earth every 30 minutes, day or night.

•

We expect to use our increased capital to extend our AI/ML analytics platform, expand our small satellite constellation, add additional sensors and data feeds to our network and accelerate our penetration of the commercial market.

•	In addition to increased financial flexibility, the contemplated business combination is also expected to provide the BlackSky team with the guidance of experienced Osprey advisors.

•

While our company’s ownership structure will change upon the close of the transaction, we will remain focused on execution and operational excellence as we continue to serve our strategic partners and customers.

•	Thanks for being a great partner. If you have any questions, please don’t hesitate to contact me.

Customer / Partner FAQs

*	For reactive use in conversation – not for proactive distribution

Customer / Partner Specific FAQs

Q – Will my contact at BlackSky change?

A – Your contact at BlackSky will not change as a result of this transaction.

Q – What will happen to existing contracts, proposals, and business initiatives previously submitted by BlackSky?

A – All previous business contracts, proposals, and initiatives previously submitted will be unaffected by the contemplated business combination.

Q – What is the purpose of the BlackSky Inc. and Osprey merger?

A –The BlackSky and Osprey merger creates a public company better positioned to expand the company’s small satellite constellation and to accelerate penetration of the commercial market.

Typical Public Company FAQs

Q – What is the change occurring at BlackSky?

A – Upon the successful close of the business combination with a special purpose acquisition company (SPAC) named Osprey Technology Acquisition Corp., expected in July 2021, the newly combined company is expected to be listed on the NYSE under the new ticker symbol “BKSY.” We have begun this process although the transaction remains subject to the satisfaction of various closing conditions, including receiving the approval of the stockholders of Osprey.

Q – Who are the new investors in BlackSky?

A – Osprey Technology Acquisition Corp. is a $318 million publicly traded special purpose acquisition company (SPAC) that is designed to identify a high-quality company with high growth potential and introduce to the public markets. You can learn more about Osprey at https://www.osprey-technology.com/.

There are also a number of other investors, as detailed in the press release issued February 18, 2021. Immediately following the closing of the proposed transaction, expected in July 2021, Osprey will change its name to BlackSky Holdings, Inc. and is expected to trade on the New York Stock Exchange under a new ticker symbol “BKSY.”

Q – How is this different from a traditional IPO?

A – Going public through a SPAC is similar to a traditional IPO, in that at the close of the transaction, the newly combined company is expected to be listed on the NYSE under the new ticker symbol “BKSY.” Several other growth companies have recently gone public with SPACs.

BlackSky chose Osprey as our partner due to the team’s extensive operating, investing, financial and transaction experience and its commitment to helping its partner companies maximize their operating results and market potential. We look forward to benefiting from Osprey’s support as we move through this growth stage.

Q – What does it mean to be a “U.S. public company”?

A – To be a U.S. public company usually means that the company is permitted to offer its securities (stock, bonds, etc.) for sale to the general public, typically through an exchange.

Q – What is the reason or benefit(s) for going public?

A – Becoming a public company provides BlackSky with a number of benefits, including:

•	access to a source of capital to help fund our growth;

•	the ability to further support our growth and operations;

•	improved awareness and brand recognition; and

•	enhanced credibility that comes with being a listed company on an exchange.

The cash proceeds from the transaction are expected to be used to expand the company’s small satellite constellation and to accelerate BlackSky’s penetration of the commercial market.

Q – Will our company name change?

A – Our company name will not change. Immediately following the transaction, Osprey will change its name to BlackSky Holdings, Inc. and will trade on the NYSE under the ticker symbol “BKSY.”

Q – Will our company website change?

A – Our company website will not change.

Q – What exchange will BlackSky list on and what will the ticker symbol be?

A – Immediately upon the closing of the proposed transaction, Osprey will change its name to BlackSky Holdings, Inc. and will trade on the New York Stock Exchange under a new ticker symbol “BKSY.”

Q – Can I buy stock in BlackSky?

A – Once we go public, you will be able to purchase shares in BlackSky on the open market, subject to compliance with applicable laws, including insider trading laws.

Q – Has BlackSky’s management committed to stay on after the transaction is complete?

A – After the transaction closes, we expect BlackSky’s existing management team, which is dedicated to our long-term success, to continue to lead the company.

Q – How will becoming a public company affect the business?

A – We expect that becoming a public company will provide access to a source of capital. We plan to continue to remain focused on operational excellence.

Our commitment to our employees, partners and clients will not change. We may hire additional personnel to support our ability to comply with public company obligations and to function as a public company.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Osprey and BlackSky. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Osprey’s securities, (ii) the risk that the transactions may not be completed by Osprey’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Osprey, (iii) the failure to satisfy the conditions to the consummation of the transactions, including the adoption of the Merger Agreement by the stockholders of Osprey, the satisfaction of the minimum trust account amount following redemptions by Osprey’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transactions on BlackSky’s business relationships, operating results, and business generally, (viii) risks that the proposed transactions disrupt current plans and operations of BlackSky, (ix) the outcome of any legal proceedings that may be instituted against BlackSky or against the Osprey related to the Merger Agreement or the proposed transactions, (x) the ability to maintain the listing of Osprey’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which BlackSky operates, variations in operating performance across competitors, changes in laws and regulations affecting BlackSky’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiii) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Osprey’s registration on Form S-1 (File No. 333-234180), the registration statement on Form S-4 discussed above and other documents filed by Osprey from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Osprey and BlackSky assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Osprey nor BlackSky gives any assurance that either the Osprey or BlackSky, or the combined company, will achieve its expectations.

Additional Information and Where to Find It

This document relates to the proposed transactions between Osprey and BlackSky. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Osprey intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of Osprey, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Osprey stockholders. Osprey also will file other documents regarding the proposed transactions with the SEC. Before making any voting or investment decision, investors and security holders of Osprey are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Osprey through the website maintained by the SEC at www.sec.gov.

The documents filed by Osprey with the SEC also may be obtained free of charge at Osprey’s website at https://www.osprey-technology.com/ or from Osprey upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania 19103.

Participants in Solicitation

Osprey and BlackSky and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Osprey’s stockholders in connection with the proposed transactions. Osprey’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Osprey in Osprey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020, and in Osprey’s registration statement on Form S-4, which is expected to be filed by Osprey with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Osprey’s stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Osprey with the SEC in connection with the business combination.

A list of the names of such directors and executive officers and information regarding their interests in the transactions will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.